NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 CAPITAL ANNOUNCES ANNUAL & INTERIM FILINGS UPDATE

Vancouver, British Columbia – May 29, 2020 – 37 Capital Inc. (the "Company" or "37 Capital") (CSE:JJJ.X; OTCQB:HHHEF) announces that further to the Company's news release dated April 27, 2020, the Company will continue to rely upon the exemption provided in BC Instrument 51-515, Temporary Exemption from Certain Corporate Finance Requirements (“BCI 51-515”) to postpone the filing of its annual audited financial statements for the year ended December 31, 2019, as required by section 4.2 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), and its related management discussion and analysis for the year ended December 31, 2019, as required by section 5.1(2) of NI 51-102 (collectively, the "Annual Filings"). The Company anticipates it will file the Annual Filings no later than the extended deadline of June 15, 2020.

In addition, 37 Capital intends to rely upon BCI 51-515 to postpone the filing of its interim financial statements for the period ended March 31, 2020, as required by section 4.4 of NI 51-102, and its related management discussion and analysis for the interim period ended March 31, 2020, as required by section 5.1(2) of NI 51-102 (collectively, the "First Quarter Filings"). The Company anticipates it will file the First Quarter Filings no later than the extended deadline of July 16, 2020.

Until the Company has filed the Annual Filings and the First Quarter Filings, the Company confirms that management and other insiders will observe a trading blackout consistent with the principles in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

The Company confirms that since the filing of its interim consolidated financial statements for the period ended September 30, 2019, there have been no material business developments other than those disclosed through news releases.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

37 Capital Inc.

Suite 400, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com

Trading Symbols: CSE-JJJ.X; OTCQB-HHHEF

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The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.